January 13, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Doug Brown

Re:	PostRock Energy Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed December 17, 2009 File No. 333-162366
Ladies and Gentlemen:
     Set forth below are the responses of PostRock Energy Corporation (“PostRock”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated January 11, 2010, with respect to the above-captioned filing.
     For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. PostRock’s response to each comment or request is set forth immediately below the text of the applicable comment or request. PostRock is concurrently filing Amendment No. 2 to the Form S-4 via EDGAR. Six marked copies of the amendment are included to facilitate your review.
Important Note About This Joint Proxy Statement/Prospectus, page vi
1.	We note that, in response to our prior comments to Quest Resource Corporation, changes were made to the financial statements and related footnotes for the year ended December 31, 2008 included in the S-4, but not in the periodic filings included as annexes to the registration statement. Please provide an explanation to investors disclosing that differences exist between the financial statements in the S-4 and the periodic filings.
     Response: Additional disclosure has been added to page vi in response to the Staff’s comment.
Background of the Recombination, page 69
2.	We note your response to our prior comment 18 and the statement that the information available to the QMGP board “had not changed significantly” between the September 13, 2009 and September 23, 2009. Please explain or revise to clarify the company’s use of “cash shortfall” in the September 13, 2009 disclosure, and “cash crisis” in the September 23, 2009 disclosure of this section to define QRCP’s situation even though the information available to the QMGP board had not changed significantly in that time period.

     Response: In response to the Staff’s comment, we have revised the disclosure on page 71 to remove any implication that the information available to the QMGP board had changed significantly between the September 13, 2008 and September 23, 2008 meetings.
3.	We note your disclosure on page 88 that you made “Berenson available to Company A” in its effort to determine the value of your assets for a possible acquisition of the Quest entities. Please revise to clarify your reference to “Berenson” and its relationship with the company.
     Response: We have revised the disclosure on page 88 in response to the Staff’s comment.
Valuation Analyses and Methodologies, page 101
4.	We note your response to our prior comment 32 and reissue the comment in part. Please discuss the method used in arriving at management’s estimate of the value of QRCP’s undeveloped acreage and natural gas gathering system, and of QELP’s “other” assets.
     Response: We have revised the disclosure on page 103 in response to the Staff’s comment.
The Merger Agreement, page 117
Conversion of QELP and Mergers of QEGP and QMGP, page 118
5.	We note your response to our prior comment 7 regarding the cancelation of the general partnership interests in QELP for no consideration. Please revise your disclosure in this section to discuss further the cancelation.
     Response: We have revised the disclosure on page 118 in response to the Staff’s comment.
Exhibit 5.1
6.	Please provide confirmation that the reference to the General Corporation Law of the State of Delaware includes statutory provisions, all applicable provisions of the respective Constitutions, and reported judicial decisions interpreting those laws.
     Response: Our counsel, Baker Botts L.L.P., confirms its understanding that the reference to the General Corporation Law of the State of Delaware in the last paragraph of its opinion includes statutory provisions, all applicable provisions of the Delaware constitution and reported judicial decisions interpreting those laws.

Engineering Comments
Risk Factors, page 27
As a result of their financial condition, QRCP and QELP have had to significantly reduce their capital expenditures, which will ultimately reduce cash flow and result in the loss of some leases., page 40
7.	Your response 42 to our November 2, 2009 comment letter stated “All that is required to maintain [undeveloped] leases in most cases is to drill the wells, not to complete or connect them, and the cost to drill a well in the Cherokee Basin is insignificant at less than $25,000 per well.” However, on page 49, you state, “Unless QELP or PostRock establishes commercial production on the properties subject to these [undeveloped] leases during their term, these leases will expire.” These positions seem inconsistent. Please amend your document to reconcile the differences.
     Response: The statement contained in our December 17, 2009 letter in the response to comment 42 that “All that is required to maintain [undeveloped] leases in most cases is to drill the wells, not to complete or connect them, and the cost to drill a well in the Cherokee Basin is insignificant at less than $25,000 per well” was meant to be qualified by the next sentence of the response, which stated that “Once the well is drilled, if no gathering pipeline is on the lease, a shut-in royalty is paid”. The point of the response was that significant cash expenditures are not required to hold leases and that PostRock could maintain leases through a combination of minimal cash expenditures and the payment of shut-in royalties. We have added additional disclosure to the risk factor on page 49 to clarify this point.
Business of PostRock, page 177
Production Volumes, Sales Prices and Production Costs, page 183
8.	In responding to our prior comment 48, you disclosed that your hedged natural gas price for the nine months ending September 30, 2009 was $8.38/MCFG while your unhedged price for the same period was $3.31/MCFG. Please explain to us the details and figures you used in these calculations.
     Response: We have revised the disclosure on page 183 in response to the Staff’s comment. In addition, the table below details the calculation of the realized gains (losses) on our commodity derivative instruments.

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2009	2008	2007	2006

Average sales price (hedged)(1):
Gas ($ per Mcf)	8.38	7.02	6.60	4.40
Oil ($ per Bbl)	67.17	90.44	61.10	58.52
Gas equivalent ($ per Mcfe)	8.44	7.18	6.61	4.43

Net production:
Gas (Bcf)	16.20	21.33	16.98	12.30
Oil (Bbls)	60,433	69,812	7,070	9,808
Gas equivalent (Bcfe)	16.56	21.75	17.02	12.36

Oil and Gas Sales ($ in thousands)
Gas sales	53,545	156,051	104,853	71,836
Oil sales	3,166	6,448	432	574

Total	56,711	162,499	105,285	72,410

Realized gain(loss) on hedges
Gas hedges	82,203	(6,254)	7,279	(17,712)
Oil hedges	893	(134)	—	—

	83,096	(6,388)	7,279	(17,712)

* * * * *

     Please direct any questions that you have with respect to the foregoing to David Lawler at (405) 702-7487 or to David Klvac at (405) 815-4304.

Very truly yours, PostRock Energy Corporation

cc:	Joshua Davidson, Baker Botts L.L.P.
Laura Lanza Tyson, Baker Botts L.L.P.
Patrick J. Respeliers, Stinson Morrison Hecker, LLP
Scott J. Davis, Mayer Brown LLP
Shannon Buskirk
Ron Winfrey
Doug Brown
Anne Nguyen Parker